Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com


April 4, 2011

Via EDGAR

Phil Rothenberg
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re: XcelMobility Inc.
    Revised Preliminary Proxy Statement on Schedule 14A
    Filed March 30, 2011
    File No. 333-160069

Dear Mr. Rothenberg:

     On behalf of XcelMobility Inc., a corporation organized under the laws of Nevada (the "COMPANY"), we are responding to the comments in the letter from you dated April 4, 2011 relating to the Company's Revised Preliminary Proxy Statement on Schedule 14A filed on March 30, 2011 (the "PROXY"). The responses below have been numbered to correspond with the comments in your April 4, 2011 letter.

General

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT LETTER DATED MARCH 24, 2011 AS WELL AS YOUR REVISED DISCLOSURE. WE ALSO NOTE THAT YOU FILED A FORM 8-K ON MARCH 29, 2011 IN WHICH YOU DISCLOSED THAT YOU HAVE CHANGED YOUR NAME FROM ADVANCED MESSAGING SOLUTIONS, INC. TO XCELMOBILITY INC. AND THAT THE HEADER FOR THIS ITEM 5.03 FORM 8-K WAS "ARTICLES OF MERGER." IT APPEARS THAT THE NAME CHANGE MAY BE RELATED TO THE PROPOSED SHARE EXCHANGE TRANSACTION THAT YOU ENTERED INTO WITH SHENZHEN CC POWER CORPORATION. PLEASE TELL US THE CONNECTION, IF ANY, BETWEEN THE NAME CHANGE AND THE PROPOSED SHARE EXCHANGE TRANSACTION. PLEASE ALSO TELL US WHETHER SHAREHOLDER APPROVAL IS REQUIRED UNDER NEVADA LAW FOR THE NAME CHANGE AND INFORM US REGARDING THE RELEVANT PROVISIONS OF NEVADA LAW.

Response to Comment 1:

     The Company respectfully informs the Staff that to effect a name change under Nevada law, Section 92A.180 of the Nevada Revised Statutes permits the formation of a wholly-owned subsidiary by the issuer for the express purpose of a short-form merger to complete a name change. Pursuant to Section 92A.180 of
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Securities and Exchange Commission
Division of Corporate Finance
April 4, 2011
Page 2


the Nevada Revised Statutes, approval by the Company's shareholders is not required for a merger of a wholly-owned subsidiary into a parent domestic corporation. In addition, please note that a name change can be effected through this short-form merger structure, and the merger itself is merely incidental to the actual objective, which is the name change. No separate filing of an amendment to the Company's Articles of Incorporation is required in Nevada to effect the name change as the applicable amendment to the Company's Articles of Incorporation is set forth in the Articles of Merger. The Company filed such specific amendment to its Articles of Incorporation as Exhibit 3.1(a) to its Form 8-K filed March 29, 2011.

     Additionally, the Company changed its name to "XcelMobility Inc." in furtherance of its pursuit of a new business direction, the development and sale of products and services for wireless devices, and not specifically in connection with any potential share exchange transaction with Shenzhen CC Power Corporation. Please note, as disclosed in the Proxy and in our previous correspondence with the Staff, the Company has entered into a non-binding letter of intent with Shenzhen CC Power Corporation and there are no guarantees that the parties will enter into a definitive agreement or consummate any sort of transaction.

2. WE NOTE THE CONTENT OF THE FORMS 8-K YOU FILED ON MARCH 9, 2011 AND MARCH 29, 2011. PLEASE REVISE THE PROXY STATEMENT TO BRIEFLY DISCLOSE THE MATERIAL TERMS OF EACH OF THE MATTERS DISCLOSED IN THESE FORM 8-K FILINGS.

Response to Comment 2:

     The Company will revise the Proxy to include the following text (noted below) on page 2 of its revised Proxy filing:

     Recent Events

     Non-Binding Letter of Intent with Shenzhen CC Power Corporation

     On March 8, 2011, the Company entered into a letter of intent with Shenzhen CC Power Corporation, a People's Republic of China company ("CC Power"), (the "LOI"), in connection with a proposed share exchange transaction by and between the Company and CC Power whereby the Company will acquire all of the shares of outstanding capital stock of CC Power in exchange for the issuance of 50.5% ownership interest in the Company to the shareholders of CC Power (the "Share Exchange"). CC Power provides mobile phones and internet products through monthly subscriptions to large cellular phone carriers and OEM partners.

     The non-binding terms of the LOI state that if the parties decide to proceed with a transaction after completion of due diligence, the terms and conditions of the Share Exchange shall be set forth in a formal definitive
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Securities and Exchange Commission
Division of Corporate Finance
April 4, 2011
Page 3


     agreement to be negotiated and entered into by and between the parties within sixty (60) days of the execution of the LOI. The closing of the Share Exchange (the "Closing") shall occur on or before thirty (30) days form the date on which CC Power completes an audit of its financial statements as required to be filed by the Company upon the Closing in accordance with U.S. securities laws.

     Additional non-binding provisions of the LOI state that after Closing, it is contemplated that the Board of Directors of the Company shall be comprised of three (3) directors and that the CC Power shareholders shall have the right to nominate two (2) directors to the Board of Directors of the Company. In addition, the officers of CC Power shall become the officers of the Company at Closing.

     The LOI is filed as an exhibit to the Company's Current Report on Form 8-K filed on March 9, 2011.

     Name Change; Stock Split

     Effective March 29, 2011, in furtherance of our new business focus, we amended our Articles of Incorporation to change our name from "Advanced Messaging Solutions, Inc." to "XcelMobility Inc." (the "Name Change"). In connection with the Name Change, the Financial Industry Regulatory Authority assigned the Company a new stock symbol, "XCLL," which took effect at the open of business on March 29, 2011. Further, and also on March 29, 2011, the Company effected a 35 for 1 forward stock split of all of its issued and outstanding shares of common stock.

     The Company will file its revised Proxy in accordance with the additional foregoing text provided the Staff has no further comments. We hope that the foregoing addresses all of the Staff's comments contained in its letter dated April 4, 2011. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

                                        Best regards,


                                        /s/ Mark C Lee
                                        ----------------------------
                                        Mark C Lee
                                        Shareholder

cc: Jaime Brodeth